FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

July 28, 2010

Notice

Further to the recommendation of Teva's Corporate Governance and Nominating Committee, Mr. Chaim Hurvitz was elected by the Board of Directors of Teva at its meeting on July 26, 2010 to serve as a member of the Board, effective October 4, 2010. Mr. Hurvitz's term of office will extend until the Annual Meeting of Teva shareholders to be scheduled in 2011. Mr. Hurvitz will resign from his executive position at Teva prior to joining the Board of Directors.

Mr. Hurvitz served as President of Teva International Group (TIG) since April 2002. Prior to leading TIG, Mr. Hurvitz headed Teva Europe for eight years and Teva Israel for three years. He led TIG during a period of outstanding growth — from sales of $275 million in 2002 to sales of over $2 billion in 2009 with activities in Japan, Russia, Latin America and other strategic Teva markets. His achievements in TIG were especially significant to Teva's overall growth and success. Prior to leading TIG, Mr. Hurvitz served in various managerial positions at Teva and its subsidiaries for 12 years. Mr. Hurvitz received his B.A. in political science and economics from Tel Aviv University in 1985.

Teva Pharmaceutical Industries Ltd.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                       Name: Eyal Desheh
                                       Title: Chief Financial Officer

Date July 28, 2010